J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York  10013

VIA EDGAR AND FACSIMILE

June 20, 2014

Mark P. Shuman, Legal Branch Chief

Matthew Crispino, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:                      Xunlei Limited
Registration Statement on Form F-1, as amended (Registration No. 333-196221)
Registration Statement on Form 8-A (Registration No. 001-35224)

Ladies and Gentlemen:

We hereby join Xunlei Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 5:00 p.m., Eastern Daylight Time on June 23, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 12, 2014, through the date hereof:

Preliminary Prospectus dated June 12, 2014:

6015 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
CITIGROUP GLOBAL MARKETS INC.
As Representatives of the several Underwriters

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Gregor Feige
Name: Gregor Feige
Title: Executive Director

[Signature Page to Underwriters’ Acceleration Request]

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ James Perry
Name: James Perry
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]